[redacted]

08027001

UNITE
SECURITIES AND EX
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 06 2008

Washington, DC
101

OMB APPROVAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39253
41503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIFTH AVENUE SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8081 STANTON.AVE #200
(No. and Street)

BUENA PARK, CA 90620
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAL HERRICK 714 761 0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN G GAVLICK CPA
(Name – *if individual, state last, first, middle name*)

8081 STANTON AVE #204 BUENA PARK, CA 90620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAL HERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIFTH AVENUE SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

JOANN CAMPBELL
Commission # 1631885
Notary Public - California
Orange County
My Comm. Expires Dec 29, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 30 (Date) day of January (Month), 2008 (Year), by

(1) HAL HERRICK (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JOANN CAMPBELL
Commission # 1631885
Notary Public - California
Orange County
My Comm. Expires Dec 29, 2009

Signature Joann Campbell (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FIFTH AVENUE SECURITIES, INC.
AUDIT REPORT

DECEMBER 31, 2007

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

CONTENTS

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

January 28, 2008

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition of Fifth Avenue Securities, Inc., as of December 31, 2007 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Fifth Avenue Securities, Inc.'s managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fifth Avenue Securities, Inc. as of December 31, 2007 and the results of it's operations, cash flows and stockholder's equity for the year then in conformity with accounting principles generally accepted in the United States of America.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current Assets:		
Cash and Certificate of Deposit	$ 23,431	
Accounts Receivable	5,867	
Total Current Assets		$ 29,298
Total Assets		$ 29,298

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$ 5,867	
Income Taxes Payable	4,292	
Total Current Liabilities		$ 10,159
Total Liabilities		$ 10,159
Shareholders' Equity:		
Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	5,139	19,139
Total Liabilities and Shareholders' Equity		$ 29,298

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions		$ 52,209
Interest Income		994
NASD Rebate		35,000
Total Income		$ 88,203
EXPENSES		
Commissions	$ 44,986	
Accounting	2,500	
Outside Services	550	
Registration Fees	844	
Rent	5,400	
Office Expense	1,246	
Bank Charges	32	55,558
Income Before Income Taxes		32,645
Income Taxes		
State Income Tax	$ 2,194	
Federal Income Tax	2,898	5,092
NET INCOME		$ 27,553

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Shares	Stock Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2006	140	$ 14,000	$ 9,586	$ 23,586
Net Income			27,553	27,553
Dividends			(32,000)	(32,000)
Balance, December 31, 2007	140	$ 14,000	$ 5,139	$ 19,139

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities	
Net Income	$ 27,553
Accounts Receivable	2,239
Accounts Payable	(1,801)
Accrued Liabilities	4,292
Net Cash provided from Operating Activities	32,283
Cash Flows from Financial Activities	
Dividends Paid	32,000
Net Cash Used by Financial Activities	32,000
Net increase in Cash	283
Cash at Beginning of Year	23,148
Cash at End of Year	$ 23,431

Statement of Supplemental Information

Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

NOTE 2 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

NOTE 3 **Reserve Requirement under Rule 15c3-3**

The company claims an exemption from the computation of the reserve requirement, pursuant to Rule 15c3-3 paragraph k(2)(i), as of December 31, 2007.

NOTE 4 **Possession or control Requirement under Rule 15c3-3**

The Company claims an exemption from the possession or control requirements, pursuant to Rule 15c3-3 paragraph k(2)(i), as of December 31, 2007.

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total Shareholder Equity	$ 19,139
NET CAPITAL	19,139
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	677
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	14,139
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	10,159
Percentage of Aggregate Indebtedness to Net Capital	53%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 19,139
VARIANCE	- 0 -
NET CAPITAL	$ 19,139

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

January 28, 2008

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Fifth Avenue Securities, Inc., for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17s-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verification, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

STEPHEN G. GAVLICK
Certified Public Account

END

STEPHEN G. GAVLICK, C.P.A. – 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 – (714) 826-9788